Robert G. Schwartz, Jr.

I-many, Inc.

399 Thornall Street

Edison, NJ 08837

September 27, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street

Mail Stop 4561

Washington, D.C. 20549-4561

Attention: Mr. Stephen Krikorian

Re:	I-many, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

File No. 0-30883

Dear Mr. Krikorian:

On behalf of I-many, Inc. (the “Company”), and in furtherance of our oral request to Chris White of the staff of the Commission, I hereby request an extension of the deadline for the Company to respond to the comments provided by the staff in a letter dated September 16, 2005. With your permission, we would like to extend the deadline to October 21, 2005. The Company believes that the additional time is necessary to obtain and incorporate input from its independent auditor, its former independent auditor and its outside corporate counsel. Moreover, the Company’s key management personnel will be occupied at a customer user conference during the week of October 10, and the company’s corporate legal advisor will be unavailable from October 8 until October 18, 2005. For these reasons, we ask for a new deadline of October 21, 2005.

Please call me at (207) 228-2298 if you would like further information regarding the foregoing.

Very truly yours,

/s/ Robert G. Schwartz, Jr.
Robert G. Schwartz, Jr.
Vice President and General Counsel

cc:	Jeffrey A. Stein, Esq.